Exhibit 99.2

NICE Actimize Introduces Holistic Behavioral Analytics Solution to
Detect Emerging Patterns and Hidden Threats

  The new solution enables analysts to more thoroughly investigate abnormal behavior in surveillance activity

Hoboken, NJ -– April 4, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the industry's largest and broadest provider of a single financial crime, risk, and compliance software platform for the financial services industry has introduced its new Holistic Behavioral Analytics Solution designed to help financial institutions uncover conduct-related threats that traditional analytics are not designed to detect. The new solution transforms existing compliance processes by discovering risks that lie in enterprise silos, a critical step in mitigating losses, thereby protecting a firm’s reputation and meeting regulatory obligations.

Global regulators, such as the Financial Industry Regulatory Authority (FINRA), the Financial Conduct Authority (FCA) and the Securities Futures Commission of Hong Kong (SFC), require firms to manage conduct risk, create a culture of compliance and effectively govern the firm. However, since behaviors violating these mandates often don’t follow a predictable pattern that can be easily modeled, certain types of threats may go undetected for long periods. NICE Actimize’s Holistic Behavioral Analytics solution exposes these threats by analyzing vast volumes of trades, communications and other data to identify risky individuals or entities.

“From the front office to compliance and risk teams, the strategic use of behavioral analytics enables firms to move from identification of compliance risk to prediction and prevention of risk, applicable to both buy side and sell side firms, as well as retail organizations,” said Joe Friscia, President, NICE Actimize. “The integration of advanced behavioral analytics into traditional analytics reduces the cost of compliance and saves analysts time by eliminating the all too often alerts traffic jams.”

The NICE Actimize Holistic Behavioral Analytics solution, which identifies high-risk entities such as a trader, account, broker, desk or counterparty, enables analysts to spot changes in behavior and instantly open an investigation. If an analyst determines that the behavior is putting the firm at risk, they can open an investigation – mitigating the risk of financial loss or regulatory violation. Powered with an open and flexible platform, firms can easily extend this new solution to cover emerging areas of risk.

In addition to detecting hidden threats, the NICE Actimize Behaviorial Analytics solution, when used in conjunction with the NICE Actimize Markets Surveillance solution, also helps firms more accurately assess alerts for known threats such as insider trading, spoofing and marking the close. Firms using both solutions can view alerts generated by both traditional analytics and the behavioral data associated with them within NICE Actimize’s case management, better enabling analysts to more quickly assess severity of alerts.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1 551 256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.